Exhibit 99.3

SUMMARY OF OFFICE LICENSE AGREEMENT

The following is a summary of the principal terms of the occupancy by The Royal Country Club and Recreation Holdings, Inc. of those premises located at Room E, 4F., No. 106, Zhouzi Street, Neihu District, Taipei City, 114, Taiwan (Republic of China).

1.	Commencement of a term of occupancy: February 1, 2015.
2.	Termination date of occupancy: December 31, 2016
3.	Renewal: The Company may renew the occupancy for an additional one year period after December 31, 2016, on the same terms.
4.	Rent: None.
5.	Security Deposit: None.
6.	Size: Approximately 2,775 square feet.
7.	Use: Office.